UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated October 2, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: October 2, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR ENTERPRISES TO PRESENT AT INDEPENDENT PETROLEUM ASSOCIATION OF AMERICA’S 6TH ANNUAL OIL AND GAS INVESTMENT SYMPOSIUM

Dejour Presenting Tuesday, October 7, 2008, at 5:10 PM Pacific Daylight Time

Conference Runs October 6-8, 2008, at The Palace Hotel in San Francisco, California

DENVER, COLORADO October 2, 2008 -- Dejour Enterprises Ltd. (Amex: DEJ / TSX-V: DEJ) announced today that it will present at the Independent Petroleum Association of America’s 6th Annual Oil and Gas Investment Symposium.  Dejour is scheduled to make its presentation at 5:10 pm on Tuesday October 7, 2008 in the Pacific Heights room of The Palace Hotel in San Francisco, California.  For those unable to attend, the webcast can be heard by visiting http://www.investorcalendar.com/CEPage.asp?ID=134514.

Dejour’s Chairman and CEO Robert L. Hodgkinson said, ‘We are looking forward to imparting Dejour's sustained growth story to all conference participants.  Dejour has recently boosted its production by adding two more wells to our Woodrush project in north eastern British Columbia, taking daily production to 630 barrels of oil equivalent, with further capacity increases anticipated early in Q4-2008. In the Piceance Basin, Dejour is successfully advancing multiple projects on its 128,000 net acres to drillable position in 2009".

About Dejour

Dejour Enterprises Ltd., an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the American Stock Exchange (Amex: DEJ) and Toronto Venture Exchange (TSX-V: DEJ).

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

Michael J. Porter, President

DEJOUR ENTERPRISES LTD.

Porter, LeVay & Rose, Inc.

Suite 1100-808 West Hastings Street,

7 Pennsylvania Plaza, Suite 810

Vancouver, BC Canada V6C 2X4

New York, NY, 10001

Phone: 604.638.5050  Facsimile: 604.638.5051

Phone: 212.564.4700

Email: investor@dejour.com

Email:  mike@plrinvest.com